

January 29, 2014

Via E-mail
Daniel P. Florin
Senior Vice President and Chief Financial Officer
LVB Acquisition, Inc.
56 East Bell Drive
Warsaw, IN 46582

> **Re: LVB Acquisition, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2013**
> **Filed August 29, 2013**
> **Form 10-Q for the Quarterly Period Ended August 31, 2013**
> **Filed October 11, 2013**
> **Form 8-K dated January 8, 2014**
> **Filed January 8, 2014**
> **File No. 000-54505**

Dear Mr. Florin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2013

Item 8. Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, page 77

1.   We note that you have included goodwill impairment charges of $473 million, $292 million, and $422 million within the line item "Goodwill and intangible asset impairment charge" in your consolidated statements of operations for each of the three most recent fiscal years here and on page 81. In future filings, please present the aggregate amount of goodwill impairment losses as a separate line item in your statements of operations unless

the goodwill impairment loss is associated with a discontinued operation consistent with
FASB ASC 350-20-45-2.

Note 6 – Goodwill and Other Intangible Assets, page 92

2.   We note the disclosure here of the circumstances that led to the 2013 goodwill
        impairments in the dental reconstructive and European reporting units. However, it is not
        clear how the circumstances disclosed relate to the operational performance of either
        reporting unit. For example, we note that as discussed on pages 49 and 50, for the fiscal
        year ended May 31, 2013, sales to Europe actually increased by 1.1% and dental sales
        only decreased by 4%. Please provide additional facts and circumstances which support
        the goodwill impairments recorded and relate those circumstances to the operational
        performance of the reporting units in question consistent with FASB ASC 350-20-50-
        2(a).

3.   In this regard, we note the disclosure on page 69 that your dental reconstructive reporting
        unit has a material amount of goodwill ($66 million) that is at a higher risk of
        impairment. Please consider providing the following disclosures for this reporting unit in
        future filings and each reporting unit when the unit is at risk of failing step one of the
        impairment test (defined in ASC Topic 350):

        •   The percentage by which fair value exceeded carrying value as of the date of the
                most recent test;
        •   The amount of goodwill allocated to the reporting unit;
        •   A description of the methods and key assumptions used and how the key
                assumptions were determined;
        •   A discussion of the degree of uncertainty associated with the key assumptions.
                The discussion regarding uncertainty should provide specifics to the extent
                possible (e.g., the valuation model assumes recovery from a business downturn
                within a defined period of time); and
        •   A description of potential events and/or changes in circumstances that could
                reasonably be expected to negatively affect the key assumptions.

        Refer to Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

4.   While we note your disclosure on page 92, please tell us why the factors cited resulted in
        the impairment of the specific intangible assets noted on page 94: core technology and
        customer relationships in fiscal 2012 and core technology completed and customer
        relationships in fiscal 2013. Explain how you considered FASB ASC 350-30-50-3.

Note 13 – Income Taxes, page 107

5.   Please tell us and revise future filings to provide all of the disclosures required by FASB ASC 740-30-50-2. In particular, please disclose the cumulative temporary difference for the undistributed earnings of foreign subsidiaries as required by 50-2(b) of the aforementioned reference.

Note 14 – Segment reporting, page 110

6.   We note the statement on page 92 that you have identified six reporting units for the testing of goodwill impairment and that these reporting units are based on your current administrative organizational structure and availability of discrete financial information. Accordingly, please tell us about the company's analysis in determining that it has one reportable segment under FASB ASC 280-10-50. Your response should address the following:

- Explain whether any operating segments were aggregated under FASB ASC 280-10-50-11;
- Identify your chief operating decision maker;
- Describe the contents of the information you provide to your chief operating decision maker;
- We note that the company includes revenue information for five product groups: Include a discussion of the types of information about these product groups that is included in the information provided to your chief operating decision maker;
- Tell us about how the company is organized

Form 10-Q for the Quarterly Period Ended August 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

7.   We note the discussion here that cash and cash equivalents held outside the United States were $382.4 million as of August 31, 2013. However, we note that this amount exceeds the total amount of cash and cash equivalents of $345.4 million on your consolidated balance sheets as of August 31, 2013. Please clarify for us the correct amount of cash and cash equivalents held outside the United States as of August 31, 2013. In this regard, please also describe for us the transactions which support the decrease in the amounts held outside the United States to only $66.1 million as of November 30, 2013.

Form 8-K filed January 8, 2014

Exhibit 99.1

8.   As required by Instruction 2 to Item 2.02 of Form 8-K, we see that you present the reconciliation required by Item 10(e)(1)(i) of Regulation S-K for your non-GAAP financial information in the form of an "adjusted" income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                /s/ Kate Tillan for

                                                Martin James
                                                Senior Assistant Chief Accountant